Exhibit 99.1

BAYTEX CONFERENCE CALL ON FOURTH QUARTER
AND YEAR-END 2014 RESULTS TO BE HELD MARCH 5, 2015

CALGARY, ALBERTA (February 26, 2015) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2014 fourth quarter and year-end financial and operating results and year‑end 2014 reserve information prior to the opening of markets on Thursday, March 5, 2015. A conference call and webcast will be held shortly thereafter to discuss the results and address investor questions.

Conference Call Details:

Date:             Thursday, March 5, 2015

Time:     9:00 a.m. MST (11:00 a.m. EST)

Dial-in:	416-340-2216 (Toronto Local)
1-800-355-4959 (North America Toll-Free)
1-800-6578-9868 (International Toll-Free)

Webcast:         http://www.gowebcasting.com/6327

An archived recording of the conference call will be available until March 12, 2015 by dialing 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 800-3366-3052) and entering reservation code 7195646. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 82% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com